Exhibit 12.1

SPECTRA ENERGY PARTNERS, LP

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

Six Months Ended June 30,
2016
(in millions)
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations (a)	$568
Fixed charges	137
Distributed income of equity investees	52
Deduct:
Interest capitalized (b)	22

Total earnings (as defined for the Fixed Charges calculation)	$735

Fixed charges:
Interest on debt, including capitalized portions	$134
Estimate of interest within rental expense	3

Total fixed charges	$137

Ratio of earnings to fixed charges	5.4

(a)	Excludes noncontrolling interests and earnings or loss from equity investments.
(b)	Excludes equity costs related to allowance for funds used during construction that are included in Other Income and Expenses, Net in the Condensed Consolidated Statements of Operations.